Exhibit 99.1

13 July 2015

Ms Stephanie So

Senior Adviser, Listings Compliance (Sydney)

ASX Compliance Pty Ltd

20 Bridge Street

SYDNEY NSW 2000

Dear Ms So,

Prima BioMed Limited – ASX aware query

I refer to your letter dated 8 July 2015 in relation to the ASX aware query.

Prima BioMed Limited (“Prima”) provides the following responses to the questions in your letter.

1. Does the Entity consider the information contained in the SPP Announcement to be information that a reasonable person would expect to have a material effect on the price or value of its securities?

Yes, however, given Prima had previously announced its intention to offer a SPP on 14 May 2015 and is seeking to raise only $5m, up to a maximum of $10m, the share price reaction, if attributed solely to the SPP Announcement, seems disproportionate given the prior notice of Prima’s intention to offer a SPP and the size of the raising.

2. If the answer to question 1 is “no”, please advise the basis for that view.

Not applicable.

3. If the answer to question 1 is “yes”, when did the Entity first become aware of the information.

Prima first became aware of the information after board approval was received in response to an email sent by the CEO to the Board at 3.36pm on 7July 2015, which recommended announcing the SPP that day so that the pricing could be determined based on the previous 5 days’ VWAP, subject to consultation with external advisors. The decision to release the SPP Announcement on 7 July 2015 was not made until after market close that day, after Prima had consulted with external advisors and calculated the SPP price based on the previous 5 day’s VWAP.

4. If the answer to question 1 is “yes” and the Entity first became aware of the information before the relevant date and time, did the Entity make any announcement prior to the relevant date and time which disclosed the information? If so, please provide details. If not, please explain why this information was not released to the market at an earlier time, commenting specifically on when you believe the entity was obliged to release the information under Listing Rules 3.1 and 3.1A and what steps the Entity took to ensure that the information was released promptly and without delay. In answering this question, please also address why the SPP Announcement was not released at the same time as the Scientific Advice Announcement.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au     ABN: 90 009 237 889

Prima previously announced its intention to offer an SPP on 14 May 2015 so the market was already expecting an SPP to be announced.

Due to the increased share price volatility since 14 May 2015, the decision to proceed with the SPP was deferred as Prima thought it would be best to price the SPP once the volatility had subsided. Also Prima had applied for an ASX waiver in relation to the SPP pricing to increase the maximum allowable discount in order to provide its existing shareholders with pricing as close to those provided to Ridgeback Capital Investments L.P as possible. This ASX waiver application was however rejected by the ASX.

Prima released the Scientific Advice Announcement as soon as it was ready to be released in compliance with Listing Rule 3.1, which was on the morning of 7 July 2015.

Following the greater than anticipated increase in share price after the release of the Scientific Advice Announcement, Prima became concerned that if the SPP was not announced immediately that the SPP price would become worse for its shareholders, given the SPP price must be at least 80% of the VWAP for the 5 days before the day on which the SPP is announced. Also, there was little time left to further postpone the launch of the SPP in order to allow the share price volatility to subside given Prima wanted to close the SPP prior to the EGM so that shareholders could be more fully informed of Prima’s funding status before voting at the upcoming EGM on 31 July 2015.

Accordingly, board approval was received to announce the SPP, in response to an email sent by the CEO to the Board at 3.36pm on 7 July 2015, which recommended the announcement. The decision to release the SPP Announcement on 7 July 2015 was not made until after market close that day, after Prima had consulted with external advisors and calculated the SPP price based on the previous 5 day’s VWAP.

The SPP Announcement was then immediately drafted and released as soon as it was finalised, promptly and without delay after market close on 7 July 2015. Prima notes that ASX Guidance Note 8 states that “a period of time will necessarily pass between when an entity first becomes obliged to give information to ASX under Listing Rule 3.1 and when it is able to give that information to ASX in the form of a market announcement.”

5. Please confirm that the Entity is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

Prima confirms that it is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

If you have any further questions, please do not hesitate to contact me.

Yours sincerely

Deanne Miller

General Counsel & Company Secretary

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889